    As filed with the Securities and Exchange Commission on January 18, 2006

                                                  Registration Number 333-116595
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      ------------------------------------

                     LEASE EQUITY APPRECIATION FUND II, L.P.
             (Exact name of Registrant as Specified in its Charter)

                                    DELAWARE
         (State or other jurisdiction of incorporation or organization)

                      ------------------------------------

                                      7394
            (Primary Standard Industrial Classification Code Number)

                      ------------------------------------

                                   20-1056194
                      (IRS Employer Identification Number)

                      ------------------------------------

                         110 S. POPLAR STREET, SUITE 101
                              WILMINGTON, DE 19801
                                 (302) 658-5600
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                      ------------------------------------

                          CRIT DEMENT, CHAIRMAN AND CEO
                           LEAF FINANCIAL CORPORATION
              1818 MARKET STREET, 9TH FLOOR, PHILADELPHIA, PA 19103
                                 (215) 574-1636
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                      ------------------------------------

                                 With a Copy to:
                          WALLACE W. KUNZMAN, JR., ESQ.
                            KUNZMAN & BOLLINGER, INC.
                                5100 N. BROOKLINE
                                    SUITE 600
                          OKLAHOMA CITY, OKLAHOMA 73112

                      ------------------------------------

                                  UPON FILING.
        (Approximate Date of Commencement of Proposed Sale to the Public)

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: |X|

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

        If this Form is a post-effective amendment filed pursuant to rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

        If this Form is a post-effective amendment filed pursuant to rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |X|



                      ------------------------------------

                         CALCULATION OF REGISTRATION FEE

   TITLE OF EACH CLASS OF                                     PROPOSED MAXIMUM           PROPOSED MAXIMUM             AMOUNT OF
SECURITIES TO BE REGISTERED   AMOUNT TO BE REGISTERED     OFFERING PRICE PER UNIT    AGGREGATE OFFERING PRICE     REGISTRATION FEE
---------------------------   -----------------------     -----------------------    ------------------------     ----------------
  Limited Partner Units           600,000 Units                   $100.00                  $60,000,000                $7,602

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Set forth below are the expenses (other than underwriting discounts, commissions and expense allowances) expected to be paid by the registrant in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee and the NASD filing fee, the amounts set forth below are estimated.

     Securities and Exchange Commission registration fee...............$7,602
     State Blue Sky registration fees (excluding legal fees)...........69,149*
     NASD filing fee....................................................6,500
     Printing and engraving expenses..................................529,000*
     Legal fees (including Blue Sky) and expenses.....................260,000*
     Accounting fees and expenses.....................................213,000*
     Miscellaneous....................................................519,577*

                  Total............................................$1,604,828*

     ----------------
     *Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The section of the prospectus entitled "Conflicts of Interest and Fiduciary Responsibilities - Fiduciary Duty of Our General Partner - Indemnification" is incorporated herein by this reference.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the bylaws of LEAF Financial Corporation provide that its officers and directors (including those who act at its request as officers of and directors of subsidiaries) shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty, except for liability (i) for any breach of their duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director or officer derives an improper personal benefit. In addition, the bylaws of LEAF Financial Corporation provide for indemnification of its officers and directors to the fullest extent permitted under Delaware law, including indemnification for their service as officers and directors of subsidiaries.

Resource America, the corporate parent of LEAF Financial Corporation, maintains directors' and officers' liability insurance against any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty by any director or officer of itself or any direct or indirect subsidiary, excluding certain matters including fraudulent, dishonest or criminal acts or self-dealing.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

None

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

(a) Exhibits:

1.1      Form of Dealer-Manager Agreement with Anthem Securities, Inc., (2) including its Exhibit "A" Form of Escrow Agreement (see
         Exhibit 99.3), and Exhibit "B" Form of Selling Dealer Agreement, (4) and Form of Addendum to Dealer-Manager Agreement (See
         Exhibit 1.4)
1.2      Form of Dealer-Manager Agreement with Bryan Funding, Inc.(2) including its Exhibit "A" Form of Escrow Agreement, (4) and
         Exhibit "B" Form of Selling Dealer Agreement (2)
1.3      Form of Selected Investment Advisor Agreement (2)
1.4      Form of Addendum to Dealer-Manager Agreement with Anthem Securities, Inc.
3.1      Amended and Restated Agreement of Limited Partnership of Lease Equity Appreciation Fund II, L.P. (included as Appendix A to the prospectus)
3.2      Certificate of Limited Partnership of Lease Equity Appreciation Fund II, L.P.(1)

3.3      Amended Certificate of Limited Partnership of Lease Equity Appreciation Fund II, L.P.(2)
4.1      Forms of letters sent to limited partners confirming their investment(1)
5.1      Opinion of Kunzman & Bollinger, Inc. as to the legality of the units being registered(2)
8.1      Opinion of Kunzman & Bollinger, Inc. relating to tax matters(5)
10.1     Form of Origination & Servicing Agreement among LEAF Financial Corporation, Lease Equity Appreciation Fund II, L.P. and
         LEAF Funding, Inc.(2) 10.2 Employment Agreement between LEAF Financial Corporation (formerly known as F. L. Partnership
         Management, Inc.) and Crit DeMent(2)
10.3     Secured Loan Agreement dated as of June 1, 2005 with LEAF II, LLC as Borrower, LEAF Funding, Inc. as Originator, Lease
         Equity Appreciation Fund II, L.P. as Seller, LEAF Financial Corporation as Servicer, U.S. Bank National Association, as
         Collateral Agent and Securities Intermediary and WestLB AG, New York Branch as Lender (6)

10.4     First Amendment to Secured Loan Agreement (see Exhibit 10.3)

23.1     Consent of Grant Thornton LLP for Lease Equity Appreciation Fund II, L.P.
23.2     Consent of Grant Thornton LLP for LEAF Financial Corporation
23.3     Consent of Kunzman & Bollinger, Inc. (contained in Exhibits 5.1 and 8.1)
24.1     Power of Attorney(3)
99.1     Form of Subscription Agreement (included as Appendix C to the prospectus)
99.2     Forms of Selling Dealer Agreement (included as Exhibit "B" to Exhibits 1.1 and 1.2)
99.3     Form of Escrow Agreement (included as Exhibit "A" to Exhibits 1.1 and 1.2)(4)

--------------------
(1) Previously filed on June 17, 2004 in the Registration Statement
(2) Previously filed on September 8, 2004 in Pre-Effective Amendment No. 1 to the Registration Statement
(3) Previously filed on October 22, 2004 in Pre-Effective Amendment No. 3 to the Registration Statement
(4) Previously filed on November 12, 2004 in Pre-Effective Amendment No. 4 to the Registration Statement
(5) Previously filed on December 15, 2004 in Pre-Effective Amendment No. 5 to the Registration Statement
(6) Previously filed on August 15, 2005 with the registrant's Form 10-Q for the quarter ended June 30, 2005

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Exchange Act of 1934, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) That all post-effective amendments will comply with the applicable forms, rules and regulations of the Securities and Exchange Commission in effect at the time such post-effective amendments are filed.

         (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Because acceleration is requested of the effective date of the registration statement pursuant to Rule 461 under the Securities Act, and: (1) provisions or arrangements exist whereby the registrant may indemnify a director, officer or controlling person of the registrant against liabilities arising under the Securities Act, or (2) the underwriting agreement contains a provision whereby the registrant indemnifies the underwriter or controlling persons of the underwriter against such liabilities and a director, officer or controlling person of the registrant is such an underwriter or controlling person thereof or a member of any firm which is such an underwriter, and (3) the benefits of such indemnification are not waived by such persons, the registrant makes the following undertaking:

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

              o For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

              o For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              o For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

                    The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell securities to such purchaser:

                    o Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (ss.230.424 of this chapter);

                    o Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

                    o The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

                    o Any other communication that is an offer in the offering made by the undersigned to the purchaser.

The undersigned registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with the General Partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the General Partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed

The undersigned registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

The undersigned registrant further undertakes to file a sticker supplement pursuant to Rule 424(c) under the Securities Act during the distribution period describing, in the aggregate, lease transactions not described in the prospectus or a prior supplement promptly after such transactions have been consummated if such transactions exceed 10% of the offering proceeds received as of that date by the registrant.

The undersigned registrant also undertakes to file, after the end of the distribution period, a current report on Form 8-K containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X, to reflect each commitment (i.e., the signing of a binding purchase agreement) made after the end of the distribution period involving the use of 10% or more (on a cumulative basis) of the net proceeds of the offering and to provide the information contained in such report to the Limited Partners at least once each quarter after the distribution period of the offering has ended.

Note Offers and sales of the interests may continue after the filing of a post-effective amendment containing information previously disclosed in sticker supplements to the prospectus, as long as the information disclosed in a current sticker supplement accompanying the prospectus is as complete as the information contained in the most recently filed post-effective amendment.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 2333, as amended, the registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania on January 18, 2006.

                                 LEASE EQUITY APPRECIATION FUND II, L.P.

                                 By: LEAF Financial Corporation,
                                     its General Partner

                                 By: /s/ Miles Herman
                                     -------------------------------------
                                     Miles Herman
                                     President and Chief Operating Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities for the general partner and on the dates indicated below.

SIGNATURE                     TITLE                                                         DATE
---------                     -----                                                         ----

Crit S. DeMent                Chairman of Board of Directors and Chief Executive Officer    January 18, 2006

Miles Herman                  President, Chief Operating Officer and Director               January 18, 2006

Alan D. Schreiber, M.D.       Director                                                      January 18, 2006

Linda Richardson              Director                                                      January 18, 2006

David H. English              Executive Vice President                                      January 18, 2006

Darshan V. Patel              General Counsel and Secretary                                 January 18, 2006

Nicolas Capparelli            Vice President - Sales                                        January 18, 2006

Robert K. Moskovitz           Chief Financial Officer (Chief Accounting Officer) and        January 18, 2006
                              Treasurer

Sherryl B. Hughes             Vice President - Credit                                       January 18, 2006



By: /s/ Miles Herman
    ------------------------------------------------------
    Miles Herman, individually and as attorney-in-fact for
    each person listed above pursuant to the power of
    attorney filed as part of the Pre-Effective Amendment
    No. 3 to the Registration Statement.

    As filed with the Securities and Exchange Commission on January 18, 2006

                                                  Registration Number 333-116595
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                    EXHIBITS
                                       TO
                        POST-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                       ----------------------------------

                     LEASE EQUITY APPRECIATION FUND II, L.P.
             (Exact name of Registrant as Specified in its Charter)

                       ----------------------------------

                          CRIT DEMENT, CHAIRMAN AND CEO
                           LEAF FINANCIAL CORPORATION
              1818 MARKET STREET, 9TH FLOOR, PHILADELPHIA, PA 19103
                                 (215) 574-1636
            (Name, Address and Telephone Number of Agent for Service)

                       ----------------------------------

                                 With a Copy to:
                          WALLACE W. KUNZMAN, JR., ESQ.
                            KUNZMAN & BOLLINGER, INC.
                                5100 N. BROOKLINE
                                    SUITE 600
                          OKLAHOMA CITY, OKLAHOMA 73112



================================================================================

                                  EXHIBIT INDEX

Exhibit No.                             Description
-----------                             -----------

   1.1            Form of Dealer-Manager Agreement with Anthem Securities, Inc.,
                  (2) including its Exhibit "A" Form of Escrow Agreement (see
                  Exhibit 99.3) and its Exhibit "B" Form of Selling Dealer Agreement, (4) and Form of Addendum to Dealer-Manager Agreement (see Exhibit 1.4)

   1.2 Form of Dealer-Manager Agreement with Bryan Funding, Inc. (2) including its Exhibit "A" Form of Escrow Agreement, (see
                  Exhibit 99.3), and its Exhibit "B" Form of Selling Dealer Agreement (2)

   1.3            Form of Selected Investment Advisor Agreement (2)

   1.4            Form of Addendum to Dealer-Manager Agreement with Anthem
                  Securities, Inc.

   3.1 Amended and Restated Agreement of Limited Partnership of Lease Equity Appreciation Fund II, L.P. (included as Appendix A to the prospectus)

   3.2 Certificate of Limited Partnership of Lease Equity Appreciation Fund II, L.P. (1)

   3.3 Amended Certificate of Limited Partnership of Lease Equity Appreciation Fund II, L.P. (2)

   4.1 Forms of letters sent to limited partners confirming their investment (1)

   5.1 Opinion of Kunzman & Bollinger, Inc. as to the legality of the units being registered (2)

   8.1 Opinion of Kunzman & Bollinger, Inc. relating to tax matters (5)

   10.1 Origination & Servicing Agreement among LEAF Financial Corporation, Lease Equity Appreciation Fund II, L.P. and LEAF Funding, Inc. dated April 15, 2005 (6)

   10.2 Employment Agreement between LEAF Financial Corporation (formerly known as F. L. Partnership Management, Inc.) and Crit DeMent (2)

   10.3 Secured Loan Agreement dated as of June 1, 2005 with LEAF Fund II, LLC as Borrower, LEAF Funding, Inc. as Originator, Lease Equity Appreciation Fund II, L.P. as Seller, LEAF Financial Corporation as Servicer, U.S. Bank National Association, as Collateral Agent and Securities Intermediary and WestLB AG, New York Branch as Lender (6)

   10.4           First Amendment to Secured Loan Agreement (see Exhibit 10.3)

   23.1           Consent of Grant Thornton LLP for Lease Equity Appreciation
                  Fund II, L.P.

   23.2           Consent of Grant Thornton LLP for LEAF Financial Corporation

   23.3           Consent of Kunzman & Bollinger, Inc. (contained in Exhibits
                  5.1 and 8.1)

   24.1           Power of Attorney (3)

   99.1 Form of Subscription Agreement (included as Appendix C to the prospectus)

   99.2           Form of Selling Dealer Agreement (included as Exhibit "B" to
                  Exhibit 1.1)

   99.3           Form of Escrow Agreement (included as Exhibit "A" to Exhibits
                  1.1 and 1.2) (4)

-------------------

(1) Previously filed on June 17, 2004 in the Registration Statement

(2) Previously filed on September 8, 2004 in Pre-Effective Amendment No. 1 to the Registration Statement

(3) Previously filed on October 22, 2004 in Pre-Effective Amendment No. 3 to the Registration Statement

(4) Previously filed on November 12, 2004 in Pre-Effective Amendment No. 4 to the Registration Statement

(5) Previously filed on December 15, 2005 in Pre-Effective Amendment No. 5 to the Registration Statement

(6) Previously filed on August 15, 2005 in the registrant's Form 10-Q for the quarter ended June 30, 2005